Filed pursuant to Rule 424(b)(3)

File No. 333-162015

UNITED STATES BRENT OIL FUND, LP

Supplement dated June 22, 2011

to

Prospectus dated April 29, 2011

This supplement contains information, which amends, supplements or modifies certain information contained in the Prospectus of United States Brent Oil Fund, LP dated April 29, 2011. Please read it and keep it with your Prospectus for future reference.

The General Partner is making certain changes to the fees paid by Authorized Purchasers in connection with the creation of Creation Baskets and the redemption of Redemption Baskets. Such fee changes are effective July 1, 2011 and will continue in effect until the period ended December 31, 2011.

Cover Page

The sixth sentence of the first paragraph is amended as follows:

Authorized purchasers will pay a transaction fee of $350 for each order placed to create one or more baskets.

The Offering – Creation and Redemption (page 9)

The Creation and Redemption provision under the entry “The Offering” is deleted and replaced with the following:

Authorized Purchasers pay a $350.00 fee for each order to create or redeem one or more Creation Baskets or Redemption Baskets. Authorized Purchasers are not required to sell any specific number or dollar amount of units. The per unit price of units offered in Creation Baskets on any particular day is the total NAV of USBO calculated shortly after the close of the core trading session on the NYSE Arca on that day divided by the number of issued and outstanding units.

Creation and Redemption of Units (pages 82-83)

The second paragraph under the heading “Creation and Redemption of Units” is deleted and replaced with the following:

Authorized Purchasers are the only persons that may place orders to create and redeem baskets. Authorized Purchasers must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, that are not required to register as broker-dealers to engage in securities transactions as described below, and (2) DTC Participants. To become an Authorized Purchaser, a person must enter into an Authorized Purchaser Agreement with the General Partner. The Authorized Purchaser Agreement provides the procedures for the creation and redemption of baskets and for the delivery of the Treasuries and any cash required for such creations and redemptions. The Authorized Purchaser Agreement and the related procedures attached thereto may be amended by USBO, without the consent of any limited partner or unitholder or Authorized Purchaser. Authorized Purchasers pay a transaction fee of $350 to USBO for each order they place to create or redeem one or more baskets. Authorized Purchasers who make deposits with USBO in exchange for baskets receive no fees, commissions or other form of compensation or inducement of any kind from either USBO or the General Partner, and no such person will have any obligation or responsibility to the General Partner or USBO to effect any sale or resale of units. As of December 31, 2010, 5 Authorized Purchasers had entered into agreements with the General Partner on behalf of USBO. During the year ended December 31, 2010, USBO issued 2 Creation Baskets and redeemed 0 Redemption Baskets.

Creation and Redemption Transaction Fee (page 86)

The “Creation and Redemption Transaction Fee” is deleted and replaced with the following:

Creation and Redemption Transaction Fee

To compensate USBO for its expenses in connection with the creation and redemption of baskets, an Authorized Purchaser is required to pay a transaction fee to USBO of $350 per order to create or redeem baskets. An order may include multiple baskets. The transaction fee may be reduced, increased or otherwise changed by the General Partner. The General Partner shall notify DTC of any change in the transaction fee and will not implement any increase in the fee for the redemption of baskets until 30 days after the date of the notice.